Filed by Sims Group Limited
pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.

ASX & MEDIA RELEASE	(ASX CODE: SGM)	22 FEBRUARY 2008

SIMS GROUP REPORTS HALF YEARLY RESULTS IN LINE WITH MARKET GUIDANCE
Highlights
■	Sales revenue of $2.73 billion up 4.0% on HY07

■	EBITDA of $211.3 million down 3.6% on HY07

■	Net profit after tax of $102.2 million down 9.5% on HY07, in line with previous guidance after taking into account the recently-announced change in accounting treatment

■	Earnings per share of 81.1 cents down 10.5% on HY07, again after taking into account the recently-announced change in accounting treatment

■	Interim dividend per share of 55 cents (47% franked) down from 60 cents per share for HY07

■	Record date for payment of dividend set at 20 March 2008

■	Metal Management stockholder meeting to approve merger to be held on 14 March 2008, with closing scheduled to be effected by 17 March 2008

■	Ferrous margins adversely affected by high ocean freight rates, a weak US dollar and continued buy price competition. Non ferrous margins impacted by lower LME terminal prices

■	Sims Recycling Solutions continuing to grow impressively and a strong contribution from ARA, the Company’s Australian lead alloying joint venture
Sims Group Limited Group Chief Executive, Jeremy Sutcliffe, announced today that the Company had delivered a net profit after tax for the half year ended 31 December 2007 of $102.2 million. EBITDA (earnings before interest, tax, depreciation and amortisation) of $211.3 million was down 3.6% on the previous corresponding period. Sales revenue increased 4.0% to $2.73 billion on the first half of the 2007 financial year.

Net profit after tax was down 9.5% on the prior corresponding period, but in line with previous guidance after taking into account the recently-announced change in accounting treatment outlined below.
During the half year, the average Australian/US dollar exchange rate was 87 cents (compared to 77 cents for the first half in the 2007 financial year). Half on half, currency movements had a negative $13 million EBIT impact on translation of overseas earnings.
Mr. Sutcliffe said: “the result was solid given the impact of ocean freight rates, currency movements and the decline in LME prices over the period.”
Change in Accounting Treatment
As advised to the market on 13 February 2008, the Company has determined that certain intangible assets identified in the course of preparing the Form F-4 Registration Statement for the Metal Management merger, amounting to $148.5 million, have been reclassified as “other intangible assets” in the Company’s consolidated balance sheet. This has led to an increase in the Company’s amortisation expense, resulting in a reduction in reported net profit after tax of $7.8 million for the six months to 31 December 2007 (for comparative purposes, the reduction for the previous corresponding half year was $7.4 million). This increase in amortisation expense had no cash-flow impact for the Company.
Australia, New Zealand & Asia
Sales revenue for the region was up 10.1% to $807.8 million, but EBIT (earnings before interest and tax) and pre-amortisation of other intangibles, was down by 17.4% to $65.2 million.
Mr Sutcliffe said: “Intake volumes were strong in the region and the business performed well despite the margin pressure experienced by our traditional metals recycling operations. Earnings were, however, supported by the strong contribution of the Company’s Australian Refined Alloys joint venture.
North America
Sales revenue was up 12.6% in US dollar terms on the prior corresponding half year to US$1.19 billion, but marginally declined after translation into Australian dollars. Similarly, on a comparative basis, in US dollar terms, EBIT (pre-amortisation of other intangibles) was up 17.0% to US$79.0 million, although this increase was only 2.1% after translation into Australian dollars.

Mr Sutcliffe said: “the most significant event of the half year was, of course, the announcement of the proposed merger with Metal Management.
“Assuming Metal Management stockholders vote in favour of the merger on 14 March, our focus will very much be on integrating the two businesses over the next 12 months. Having said that, the highly fragmented North American market continues to consolidate, with recent recycling acquisitions by major steel companies receiving considerable market and media attention. We will continue to review opportunities and act on them as they arise, provided our strict investment criteria are satisfied.
“Another positive was the contribution of Sims Recycling Solutions’ North American operations acquired in early 2007, which delivered strong EBIT growth for the Company.”
Europe
In Europe, sales revenue was up 15.6% in pounds sterling on the prior corresponding half year to GBP239.4 million, but only up 7% after translation into Australian dollars. EBIT (pre-amortisation of other intangibles) was up 14.2% on a pound sterling basis to GBP12.8 million, but the increase was only 6.5% after translation into Australian dollars.
Mr Sutcliffe said, “Our UK metals recycling operations experienced a difficult first half, with the impact of buy price competition from both the recycling and steel industry sectors greater than in other operating regions. This was offset by a strong performance by Sims Recycling Solutions, particularly in Continental Europe.”
Sims Recycling Solutions
Sims Recycling Solutions contributed significantly to revenue and profits during the half. Sales revenue of $273.2 million was up 45.7% on the prior corresponding half year and EBIT (pre-corporate costs and amortisation of other intangibles) of $47.2 million was up 76.3% on HY07. Moreover, the SRS HY08 result represented 21.4% of Group EBIT (pre-corporate costs and amortisation of other intangibles) meeting the Company’s target of 20% — 25% of Group EBIT for the division.
Mr. Sutcliffe said: “Sims Recycling Solutions continues to grow, with recent acquisitions, including URI in North America and M+R in Germany, delivering strong results and providing a broader platform from which to extend the geographic footprint and service offering of the division.

“The Company has also completed two further acquisitions – RecommIT in the UK and Accu-Shred in Canada. RecommIT reflects the broadening of SRS’ IT asset management (or ”lifecycle services”) business aimed at providing security data-wiping, testing and, where possible, re-marketing options for B2B IT equipment that is not yet at the end of its useful life, but is no longer required by corporate clients. Accu-Shred is one of Ontario’s leading end-of-life electronic recyclers operating near SRS’ existing Brampton facilities. The operations of Accu-Shred will be transferred to Brampton delivering synergies and strengthening the division’s existing management team.
“We will continue to pursue a global growth strategy for Sims Recycling Solutions as we look to diversify our revenues streams and earnings outside of our traditional metals recycling core business,” noted Mr Sutcliffe.
Metal Management Merger Update
The Form F-4 Registration Statement was declared effective by the US Securities Exchange Commission on 12 February 2008 and was dispatched by Metal Management to its stockholders shortly thereafter. A copy of the Form F-4 Registration Statement is available on the Company’s website at www.sims-group.com and on the SEC’s website at www.sec.gov
Metal Management has convened a stockholder meeting to consider the merger on 14 March 2008. All necessary anti-trust and competition approvals in relation to the merger have now been obtained and, assuming MMI stockholder approval is obtained, the merger is scheduled to be completed by 17 March 2008.
Integration planning is well underway and both management teams remain confident that US$35 million in synergies remain achievable.
To assist Metal Management stockholders in their understanding of the Company’s half year results, the comparable US GAAP net sales and net income figures for the period were A$2.62 billion and A$100.2 million respectively.
Markets and Outlook
Mr. Sutcliffe said: “The rapid escalation of US dollar C&F ferrous prices began in mid-December 2007. Although, in large part, this occurred too late to positively impact January sales, ferrous margins will expand significantly as the quarter progresses. Higher non ferrous prices will also positively impact earnings. Accordingly, the outlook for the third quarter is robust with earnings to exceed those in each of the first and second quarters. The full extent of the improvement will not, however, be accurately known until the outcome of our buy price strategies becomes clearer.
“To date, the impact of a slowing US economy has not been felt with demand and prices still strong for ferrous material within the North American market.
“Encouragingly, ferrous export sales are already being made for the fourth quarter above US$500 per tonne C&F Asia. This provides further optimism for the Company’s overall second half performance which should also benefit from at least three months’ contribution from Metal Management.”
Interim Dividend
The Company has determined that an interim dividend of 55 cents per share (47% franked) will be paid on 9 April 2008 to shareholders on the Company’s register at the record date of 20 March 2008. The interim dividend per share is down 8.3% from 60 cents per share for the prior corresponding period.
The Company’s Dividend Reinvestment Plan (‘DRP’) will apply to the interim dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5% discount to the Company’s weighted average market price over a period of 5 trading days commencing on the trading day after the record date.
The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the Company of Foreign Conduit Income Credits.
Assuming that the Metal Management merger is approved by stockholders on 14 March 2008 and the merger is completed prior to the record date noted above, as is currently planned, Metal Management stockholders who become Sims ADS holders will be entitled to participate in the Sims interim dividend to be paid on 9 April 2008. They will not, however, be eligible to participate in the Company’s DRP in respect of the 2008 interim dividend.

Sims Group’s core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 4,000 employees, annual turnover of A$5.5 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:
Jeremy Sutcliffe	or	Stuart Nelson
Group Chief Executive		Director, Corporate Services

Phone: (02) 9956 9180		Phone: (02) 9956 9172
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630
Additional Information and Where to Find It
     In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating ot the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.
Encl.

22 FEBRUARY 2008
FINANCIAL OVERVIEW HY08

	HY08	HY07	Change (%)
Sales Revenue ($m)	2,727	2,623	4.0
EBITDA ($m)	211.3	219.2	(3.6)
EBIT ($m)	172.0	182.9	(6.0)
NPAT ($m)	102.2	112.9	(9.5)
EPS (cents)	81.1	90.6	(10.5)
ROCCE (%) (annualised) (post-amortisation)	19.1	22.3	(14.3)
ROE (%) (half year) (post-amortisation)	7.8	9.2	(15.2)
Operating Cash Flow (exc. acquisitions) ($m)	(16.5)	75.4	(121.8)
Capital Expenditure ($m)	(54.5)	(37.4)	45.7
Net Debt ($m)	449.8	370.8	21.3
Net Debt / (Net Debt + Equity) (%)	25.6	23.3	9.9
Sales Tonnes (‘000) (exc. associates)	4,698.7	4,732.7	(0.7)
Interim Dividend (47% franked) (cents per share)	55.0	60.0	(8.3)
HY08 EBIT BY REGION (pre-amortisation)

$m	HY08	HY07	Change (%)
Australia, NZ and Asia	65.2	78.9	(17.4)
North America	89.6	87.8	2.1
Europe	29.7	27.9	6.5

HY08 EBIT BY PRODUCT

$m	HY08	HY07	Change (%)
Ferrous Trading (incl. NFSR)	91.4	114.5	(20.2)
Ferrous Brokerage	9.9	9.1	8.5
Non Ferrous Trading	36.9	54.6	(32.4)
Non Ferrous Brokerage (incl. stainless)	15.8	3.6	344.8
Manufacturing / JVs / Sims Steel	18.9	13.7	38.0
Recycling Solutions	47.2	26.8	76.3
Corporate Costs	(35.6)	(27.7)	28.9
Amortisation of Other Intangibles	(12.4)	(11.7)	6.7
Total	172.0	182.9	(6.0)

Filed by Sims Group Limited
pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.
SIMS GROUP LIMITED
ABN 69 114 838 630
Half Year Report
given to the ASX under listing rule 4.2A
31 December 2007

Appendix 4D
Half year report
Name of entity
SIMS GROUP LIMITED

ACN or ARBN	Half year ended
69 114 838 630	31 December 2007
      For announcement to the market

		A$’000
Revenue from ordinary activities (item 1.1)	Up 4.1% to	2,731,747

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	Down 9.4% to	102,235

Profit (loss) from extraordinary items after tax attributable to to members (item 2.5)	(gain) loss of	—

Net profit (loss) for the period attributable to members (item 1.11)	Down 9.4% to	102,235

		Franked amount per
Dividends (distributions)	Amount per security	security
Interim dividend (item 13.6)	55.0¢	47%

Previous corresponding period (item 13.7)	60.0¢	57%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 13.2)	20 March 2008
Brief explanation of any of the figures reported above and any short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
Not applicable

SIMS GROUP LIMITED

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
	Condensed consolidated statement of financial performance	A$’000	A$’000
1.1	Revenue from ordinary activities (items 1.23 - 1.25)	2,731,747	2,624,157

1.2	Expenses from ordinary activities (item 1.26)	(2,570,676)	(2,443,239)

1.3	Borrowing costs expense	(17,633)	(13,456)

1.4	Shares of pre-tax net profits from associates and joint venture entities (item 14.7)	12,129	2,752

1.5	Profit (loss) from ordinary activities before income tax expense	155,567	170,214

1.6	Income tax expense on ordinary activities	(53,332)	(57,350)

1.7	Profit (loss) from ordinary activities after related income tax expense	102,235	112,864

1.8	Profit (loss) from extraordinary items after tax (item 2.5)	—	—

1.9	Net profit (loss)	102,235	112,864

1.10	Net profit (loss) attributable to outside equity interests	—	—

1.11	Net profit (loss) for the period attributable to members	102,235	112,864

1.12	Increase (decrease) in revaluation reserves	(6,030)	—
1.13	Net exchange differences recognised in equity	(27,057)	(17,238)
1.14	Other revenue, expenses and initial adjustments recognised directly in equity:
	Defined benefit plan actuarial gain / (loss) (net of tax)	—	—
	Changes in fair value of cash flow hedges (net of tax)	(6,895)	(293)
1.15	Initial adjustments from UIG transitional provisions	—	—

1.16	Total transactions and adjustments recognised directly in equity (items 1.12 - 1.15)	(39,982)	(17,531)

1.17	Total changes in equity attributable to members other than those resulting from transactions with owners in their capacity as owners	62,253	95,333

Previous
corresponding
	Earnings per security	Current period	period
1.18	Basic EPS	81.1¢	90.6¢

1.19	Diluted EPS	80.5¢	90.1¢

SIMS GROUP LIMITED
Notes to the condensed consolidated statement of financial performance

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
Profit (loss) from ordinary activities attributable to members		A$’000	A$’000
1.20	Profit from ordinary activities after tax (item 1.7)	102,235	112,864

1.21	Less (plus) outside equity interests	—	—

1.22	Profit (loss) from ordinary activities after tax attributable to members	102,235	112,864

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
Revenue and expenses from ordinary activities		A$’000	A$’000
1.23	Revenue from sales of goods and services	2,727,051	2,622,582

1.24	Interest revenue	1,191	793

1.25	Other relevant revenue	3,505	782

		2,731,747	2,624,157

1.26	Details of relevant expenses
	Raw materials and finished goods included in cost of sales	1,860,434	1,825,018
	Freight expense	316,810	247,971
	Employee benefits expense	160,627	136,732
	Depreciation and amortisation expense	39,318	36,329
	Repairs and maintenance expense	53,699	53,410
	Other expenses from ordinary activities	139,788	143,779

		2,570,676	2,443,239

Capital outlays

1.27	Interest costs capitalised in asset values	—	—

1.28	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	—	—

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
Consolidated retained profits		A$’000	A$’000
1.29	Retained profits (accumulated losses) at the beginning of the financial period	420,734	327,441

1.30	Net profit (loss) attributable to the members (item 1.11)	102,235	112,864

1.31	Net transfers from (to) reserves (details if material)	6,828	—

1.32	Actuarial gain on retirement benefit obligations (net of tax)	—	—

1.33	Dividends and other equity distributions paid	(75,699)	(74,783)

1.34	Retained profits at end of financial period	454,098	365,522

SIMS GROUP LIMITED
Intangible and extraordinary items

CONSOLIDATED
Current period to 31 December 2007
Amount (after
				Related outside	tax) attributable
		Before tax	Related tax	equity interests	to members
		A$’000	A$’000	A$’000	A$’000
2.1	Impairment of goodwill	—	—	—	—

2.2	Impairment of other intangibles	—	—	—	—

2.3	Total amortisation of intangibles	—	—	—	—

2.4	Extraordinary items

	Details	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

Previous
corresponding
		Current period	period
Comparison of half year profits		A$’000	A$’000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	102,235	112,864

3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the second half of the year	Not applicable	Not applicable

SIMS GROUP LIMITED

		31 Dec 07	30 June 07	31 Dec 06
Condensed consolidated statement of financial position		A$’000	A$’000	A$’000
	Current assets
4.1	Cash and cash equivalents	42,190	38,560	29,473
4.2	Receivables	404,730	365,173	353,156
4.3	Inventories	413,064	374,289	333,750
4.4	Derivative financial instruments	3,174	14,798	4,085

4.5	Total current assets	863,158	792,820	720,464

	Non-current assets
4.6	Investments accounted for using the equity method	249,426	25,945	23,205
4.7	Property, plant and equipment	628,562	681,846	622,297
4.8	Retirement benefit surplus	7,803	7,454	—
4.9	Deferred tax assets	66,584	64,599	18,409
4.10	Intangibles (net)	417,180	626,414	613,450

4.11	Total non-current assets	1,369,555	1,406,258	1,277,361

4.12	Total assets	2,232,713	2,199,078	1,997,825

	Current liabilities
4.13	Payables	307,038	379,911	249,358
4.14	Derivative financial instruments	1,235	492	848
4.15	Current tax liabilities	16,946	41,374	11,555
4.16	Provisions	16,117	17,809	17,379

4.17	Total current liabilities	341,336	439,586	279,140

	Non-current liabilities
4.18	Interest bearing liabilities	491,972	341,326	400,264
4.19	Deferred tax liabilities	75,394	98,894	61,526
4.20	Provisions	17,553	19,119	29,247
4.21	Retirement benefit obligations	—	—	4,400

4.22	Total non-current liabilities	584,919	459,339	495,437

4.23	Total liabilities	926,255	898,925	774,577

4.24	Net assets	1,306,458	1,300,153	1,223,248

	Equity
4.25	Capital/contributed equity	821,938	811,976	797,344
4.26	Reserves	30,422	67,443	60,382
4.27	Retained profits	454,098	420,734	365,522

4.28	Equity attributable to members of the parent entity	1,306,458	1,300,153	1,223,248
4.29	Outside equity interests in controlled entities	—	—	—

4.30	Total equity	1,306,458	1,300,153	1,223,248

SIMS GROUP LIMITED

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
Consolidated statement of cash flows		A$’000	A$’000
	Cash flows related to operating activities
5.1	Receipts from customers (inclusive of goods and services tax)	2,743,525	2,685,581

5.2	Payments to suppliers and employees (inclusive of goods and services tax)	(2,677,691)	(2,524,139)

5.3	Interest received	1,191	793

5.4	Interest paid	(17,633)	(13,456)

5.5	Income taxes paid	(65,865)	(73,387)

5.6	Net cash inflows from operating activities	(16,473)	75,392

	Cash flows related to investing activities
5.7	Payment for purchases of property, plant and equipment	(54,475)	(37,380)

5.8	Proceeds from sale of property, plant and equipment	9,808	1,401

5.9	(Payments)/proceeds from sale of controlled entities, equity and other investments and businesses	(29,779)	(69,212)

5.10	Net cash outflows from investing activities	(74,446)	(105,191)

	Cash flows related to financing activities
5.11	Proceeds from issues of securities (shares, options, etc)	54	1,701

5.12	Proceeds from borrowings	489,453	538,436

5.13	Repayment of borrowings	(330,177)	(437,689)

5.14	Dividends paid	(65,791)	(59,247)

5.15	Net financing cash flows	93,539	43,201

5.16	Net increase (decrease) in cash held	2,620	13,402

5.17	Cash at beginning of the financial year (see Reconciliation of cash)	38,560	15,800
5.18	Exchange rate adjustments to item 5.17	1,010	271

5.19	Cash at end of financial year (see Reconciliation of cash — Item 6.3)	42,190	29,473

SIMS GROUP LIMITED
Non-cash financing and investing activities
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.
On 19 October 2007 $9.9m of dividends was satisfied by the issue of 330,581 shares under the Dividend Reinvestment Plan.
Reconciliation of cash

			Previous
			corresponding
	Reconciliation of cash at the end of the period (as shown	Current period	period
	in the consolidated statement of cash flows) to the related	31 Dec 07	31 Dec 06
	items in the accounts is as follows:	A$’000	A$’000
6.1	Cash on hand and at bank	40,050	29,473

6.2	Deposits at call	2,140	—

6.3	Total cash at end of period (item 5.19)	42,190	29,473

			Previous
			corresponding
		Current period	period
Ratios		31 Dec 07	31 Dec 06
	Profit before tax / revenue
7.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue from ordinary activites (item 1.1).	5.7%	6.5%

	Profit after tax / equity interests
7.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.28)	7.8%	9.2%

8	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

		Previous
		corresponding
	Current period	period
	31 Dec 07	31 Dec 06
Earnings per security (EPS)	A$’000	A$’000
(a) Basic EPS
Earnings calculated as net profit or loss adjusted to exclude:	102,235	112,864
- any portion attributable to outside equity interest	—	—

	102,235	112,864

Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	126,091,213	124,635,629

(b) Diluted EPS
Basic earnings	102,235	112,864

Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	126,091,213	124,635,629
Weighted average number of potential ordinary shares	913,231	673,926

	127,004,444	125,309,555

SIMS GROUP LIMITED

			Previous
			corresponding
		Current period	period
NTA backing		31 Dec 07	31 Dec 06
9.1	Net tangible asset backing per ordinary security	$6.50	$4.72
Discontinued Operations
10.1
Not applicable
Control gained over entities having material effect

11.1	Name of entity (or group of entities)	Refer to the Half Year Report (note 3) for details of acquisitions during the period

11.2	Consolidated operating profit (loss) and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	Not material

11.3	Date from which such profit has been calculated	Not applicable

11.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not available

SIMS GROUP LIMITED
Loss of control of entities having material effect

12.1	Name of entity (or group of entities)	Not applicable

12.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable

12.3	Date to which the profit (loss) in item 12.2 has been calculated	Not applicable

12.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable

12.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable
Dividends

13.1	Date the dividend is payable	9 April 2008

13.2	Registrable transfers received by the Company’s share registrar, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney, NSW, up to 5.00 pm if paper based, or by End of the Day if a proper SCH transfer, on 20 March 2008 will be registered before entitlements to the dividend are determined.

13.3	If it is a final dividend, has it been determined ?	Not applicable

SIMS GROUP LIMITED
Amount per security

				Franked	Amount per
				amount per	security of
			Amount per	security at 30%	foreign sourced
			security	tax	dividend
13.4	Final dividend:	Current Year	Not applicable	0%	NIL

13.5		Previous Year	Not applicable	0%	NIL

13.6	Interim dividend:	Current Year	55.0¢	47%	NIL

13.7		Previous Year	60.0¢	57%	NIL
Half yearly report — interim dividend (distribution) on all securities

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
		A$’000	A$’000
13.8	Ordinary securities
	Payable to Sims Group Limited shareholders	69,589	75,240
	Payable to Metal Management Inc (“MMI”) shareholders (subject to the pending merger with MMI on 14 March 2008).	30,324	—

		99,913	75,240

13.9	Preference securities	—	—

13.10	Other equity instruments	—	—

13.11	Total	99,913	75,240

The dividend plans shown below are in operation
The Sims Group Limited Dividend Reinvestment Plan, adopted by the Board of the Company on 2nd February 2006, applies to the interim dividend but not in respect of that payable to MMI shareholders (in the event that the merger with MMI proceeds as contemplated). Shares will be issued at a 2.5% discount to the market.

The last date(s) for receipt of election notices for the dividend plans	20 March 2008
Any other disclosures in relation to dividends
Not Applicable

SIMS GROUP LIMITED
Details of aggregate share of profits (losses) of associates

			Previous
			corresponding
		Current period	period
		31 Dec 07	31 Dec 06
	Groups share of associates’ and joint venture entities:	A$’000	A$’000
14.1	Operating profit (loss) from ordinary activities before income tax	12,129	2,752

14.2	Income tax expense on ordinary activities	(4,255)	(916)

14.3	Operating profit (loss) from ordinary activities after tax	7,874	1,836

14.4	Extraordinary items net of tax	—	—

14.5	Net profit (loss)	7,874	1,836

14.6	Adjustments	—	—

14.7	Share of net profit (loss) of associates and joint venture entities	7,874	1,836

Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities:
Name of entity

		Percentage of ownership		Contribution to operating
		interest held at end of		profit (loss) and extraordinary
		period		items after tax (item 1.4)
			Previous		Previous
			corresponding		corresponding
15.1	Equity accounted	Current period	period	Current period	period
	associates and joint	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
	venture entities	%	%	A$’000	A$’000
	SA Recycling LLC	50	—	5,081	—

	Landfill Management Services Pty Ltd	50	25	1,425	710

	Richmond Steel Recycling Limited	50	50	1,368	1,126

15.2	Total			7,874	1,836

15.3	Other material interests

15.4	Total			—	—

SIMS GROUP LIMITED
Issued and quoted securities at end of current period

				Issue price	Amount paid
				per	up per
	Category of securities	Total number	Number quoted	security	security
16.1	Ordinary securities

	Opening balance for accounting purposes	125,851,663	125,851,663
16.2	Issued during the period

	Performance Rights	132,250	132,250	$0.00	—
	Dividend Reinvestment Plan	330,581	330,581	$29.97	$29.97
	Recognised as issued for accounting purposes following repayment of associated employee loans	2,966	2,966	$14.99	$29.97

		465,797	465,797

16.3	Closing balance for accounting purposes	126,317,460	126,317,460

16.4	Ordinary shares issued under the Employee Share Scheme deemed unissued under AIFRS for accounts presentation purposes

	Opening balance	191,348	191,348
	Employee Shares issued during the period	—	—	$18.73	$18.73
	Recognised as issued for accounting purposes following repayment of associated employee loans	(2,966)	(2,966)	$18.73	$14.99

	Closing balance for accounting purposes	188,382	188,382

16.5	Ordinary Shares per share register	126,505,842	126,505,842

	Options

	Performance Rights
16.6	Opening Balance	384,722	384,722
16.7	Issued during the period	837,738	837,738
16.8	Exercised during the current period	(132,250)	(132,250)

16.9	Closing Balance	1,090,210	1,090,210

	Employee Shares

16.10	Issued during current period	—	—

SIMS GROUP LIMITED
Segment reporting
Refer Appendix 1
Basis of accounting preparation
17.1	This general purpose condensed financial report for the interim half year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporation Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjuction with the annual report for the year ended 30 June 2007, the half-year report for the six months ended 31 December 2006 and any public announcement made by Sims Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the the Corporation Act 2001.

17.2	Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer press release to ASX announcing half-year results
17.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None
17.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Based on current projections it is anticipated that dividends that may be paid next year will be partly and not fully franked.
17.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report

Refer above
17.6	Revisions in estimates of amounts reported in previous interim periods.

None

Filed by Sims Group Limited
SIMS GROUP LIMITED	pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.
Compliance statement
1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Not applicable

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.
3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☑	The accounts have been subject to audit review and a review report is attached.

☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or audit reviewed.
5	The entity has a formally constituted audit committee.

Sign here:		Date: 22 February 2008

(Company Secretary)
Print name:	F Moratti

Appendix 1
SIMS GROUP LIMITED
SEGMENT INFORMATION

	Revenue from sales		Profit from ordinary
	of goods and		activities before income
	services		tax expense
	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
Half-year	$’000	$’000	$’000	$’000

Primary reporting — geographical segments

Australia	758,078	681,152	68,265	69,846
Europe	549,064	512,985	18,711	22,935
North America	1,370,094	1,376,194	52,865	68,666
New Zealand	49,815	52,250	3,597	6,015
Other unallocated revenue	2,178	800	—	—

Consolidated	2,729,229	2,623,381	143,438	167,462

Share of pre-tax net profits of equity accounted associates	—	—	12,129	2,752

	2,729,229	2,623,381	155,567	170,214

     Additional Information and Where to Find It
In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating to the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.

Filed by Sims Group Limited
pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.
SIMS GROUP LIMITED
ABN 69 114 838 630
HALF-YEAR REPORT
31 DECEMBER 2007

Sims Group Limited
Consolidated Income Statement
For the half-year ended 31 December 2007

	Half Year
	2007	2006
	$’000	$’000
Revenue from continuing operations	2,729,229	2,623,381

Other income	2,518	776
Raw materials and changes in inventories of finished goods	(1,860,434)	(1,825,018)
Freight expense	(316,810)	(247,971)
Employee benefits expense	(160,627)	(136,732)
Depreciation and amortisation expense	(39,318)	(36,329)
Repairs and maintenance expense	(53,699)	(53,410)
Other expenses from ordinary activities	(139,788)	(143,779)
Finance costs	(17,633)	(13,456)
Share of pre-tax net profit of associates accounted for using the equity method	12,129	2,752

Profit before income tax	155,567	170,214

Income tax (expense) / benefit	(53,332)	(57,350)

Profit attributable to members of Sims Group Limited	102,235	112,864

	Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	81.1	90.6
Diluted earnings per share	80.5	90.1
The above consolidated income statement should be read in conjunction with the accompanying notes.

Sims Group Limited
Consolidated Balance Sheet
As at 31 December 2007

	31 December	30 June
	2007	2007
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	42,190	38,560
Receivables	404,730	365,173
Inventories	413,064	374,289
Derivative financial instruments	3,174	14,798

Total current assets	863,158	792,820

Non-current assets
Investments accounted for using the equity method	249,426	25,945
Property, plant and equipment	628,562	681,846
Retirement benefit surplus	7,803	7,454
Deferred tax assets	66,584	64,599
Intangible assets	417,180	626,414

Total non-current assets	1,369,555	1,406,258

Total assets	2,232,713	2,199,078

LIABILITIES
Current liabilities
Payables	307,038	379,911
Derivative financial instruments	1,235	492
Current tax liabilities	16,946	41,374
Provisions	16,117	17,809

Total current liabilities	341,336	439,586

Non-current liabilities
Borrowings	491,972	341,326
Deferred tax liabilities	75,394	98,894
Provisions	17,553	19,119

Total non-current liabilities	584,919	459,339

Total liabilities	926,255	898,925

Net assets	1,306,458	1,300,153

EQUITY
Contributed equity	821,938	811,976
Reserves	30,422	67,443
Retained profits	454,098	420,734

Total equity	1,306,458	1,300,153

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Sims Group Limited
Consolidated Statement of Recognised Income and Expense
For the half-year ended 31 December 2007

	Half-year
	2007	2006
	$’000	$’000
Asset revaluation of land and buildings (net of tax)	(6,030)	—
Changes in fair value of cash flow hedges (net of tax)	(6,895)	(293)
Exchange differences on translation of foreign operations	(27,057)	(17,238)

Net expense recognised directly in equity	(39,982)	(17,531)
Profit for the half-year	102,235	112,864

Total recognised income and expense for the half-year	62,253	95,333

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Sims Group Limited
Consolidated Cash Flow Statement
For the half-year ended 31 December 2007

	Half-year
	2007	2006
	$’000	$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	2,743,525	2,685,581
Payments to suppliers and employees (inclusive of goods and services tax)	(2,677,691)	(2,524,139)

	65,834	161,442
Interest received	1,191	793
Interest paid	(17,633)	(13,456)
Income taxes paid	(65,865)	(73,387)

Net cash (outflow)/inflow from operating activities	(16,473)	75,392

Cash flows from investing activities
Payments for property, plant and equipment	(54,475)	(37,380)
Payments for subsidiaries and businesses	(29,779)	(69,212)
Proceeds from sale of property, plant and equipment	9,808	1,401

Net cash outflow from investing activities	(74,446)	(105,191)

Cash flows from financing activites
Proceeds from borrowings	489,453	538,436
Repayment of borrowings	(330,177)	(437,689)
Proceeds from issue of shares	54	1,701
Dividends paid	(65,791)	(59,247)

Net cash inflow from financing activities	93,539	43,201

Net increase in cash held	2,620	13,402

Cash at the beginning of the half-year	38,560	15,800
Effects of exchange rate changes on cash and cash equivalents	1,010	271

Cash at the end of the half-year	42,190	29,473

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Sims Group Limited
Notes to the Financial Statements
31 December 2007
1 Basis of preparation of half-year report
This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Sims Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
Except as referred to in note 4 the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2 Segment information

			Profit from ordinary
	Revenue from sales of goods		activities before income
Half-year	or services		tax expense
	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
	$’000	$’000	$’000	$’000

Primary reporting — geographical segments
Australia	758,078	681,152	68,265	69,846
Europe	549,064	512,985	18,711	22,935
North America	1,370,094	1,376,194	52,865	68,666
New Zealand	49,815	52,250	3,597	6,015
Other unallocated revenue	2,178	800	—	—

Consolidated	2,729,229	2,623,381	143,438	167,462
Share of pre-tax profits of equity accounted associates	—	—	12,129	2,752

	2,729,229	2,623,381	155,567	170,214

3 Business combinations
Subsidiaries and businesses acquired during the half-year ended 31 December 2007:
Acquisition of McInerney Metals
On 1 August 2007 Sims Group Australia Holdings Limited purchased the assets and business of McInerney Metals for $12.0m. The business is a specialist recycler of ferrous and non-ferrous scrap metal via its significant investment in balers and associated equipment, in servicing the regional remote areas of Victoria and border regions of New South Wales and South Australia. The business is located in Victoria, Australia. Contribution to the results of Sims Group post acquisition are not material. The carrying values recognised by the vendor immediately before acquisition for each class of asset and liability were not materially different to its fair value.
Acquisition of ER Coley
On 26 October 2007 Sims Group UK Limited purchased the assets and business of ER Coley (Steel) Limited for A$15.8m. The business is a ferrous metal recycling merchant and is based in Halesowen, United Kingdom. Contribution to the results of Sims Group post acquisition are not material. The carrying values recognised by the vendor immediately before acquisition for each class of asset and liability were not materially different to its fair value.
Acquisition of Trishyiraya Recycling India Pvt Ltd
On 28 November 2007 Sims Group Australia Holdings Limited purchased the issued capital of Trishyiraya Recycling India Pvt Ltd for $2.4 million. The business is a small established recycler of electrical and electronic equipment. The business is located in the southern Indian city of Chennai — a major industrial hub in India and in close proximity to other major information technology companies. Contribution to the results of Sims Group post acquisition are not material. The carrying values recognised by the vendor immediately before acquisition for each class of asset and liability were not materially different to its fair value.

Sims Group Limited
Notes to the Financial Statements
31 December 2007
3 Business combination (continued)
Fair value of assets and liabilities as at acquisition dates
The amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at the respective acquisition dates.
The data is provided in aggregate as no acquistion itself was significant enough to require separate disclosure.

Half-year
2007
$’000
Fair value of assets and liabilities as at acquisition dates
Cash	386
Receivables	4,689
Prepayments	87
Inventories	606
Property, plant & equipment	7,138
Trade and other creditors	(2,103)
Bank loans	(8)
Deferred tax liability	(74)
Provision for income tax	(65)

Net assets of entity	10,656
Goodwill on acquisition	19,501

Consideration	30,157

Consideration
Cash	29,751
Direct costs relating to acquisitions	406

Total consideration	30,157

Outflow of cash to acquire subsidiaries and businesses, net of cash acquired
Consideration	30,157
Cash acquired	(378)

Net cash outflow	29,779

The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the profitability of the acquired businesses.

Sims Group Limited
Notes to the Financial Statements
31 December 2007
4 Recognition of intangible assets acquired in previous business combinations
As part of the process of preparing for the proposed merger with Metals Management Inc, and the associated listing in the United States, the company has undertaken a review of its accounting policies. As part of that review, an independent expert was engaged to advise management on the fair value of the net assets acquired in business combinations entered into after 1 July 2004 based on generally accepted accounting principles in the United States (“US GAAP”). The independent valuer identified certain intangible assets arising from these business combinations that had not previously been recognised separately from goodwill.
Accordingly the company has decided to recognise these amounts separately from goodwill. This is consistent with established market practice in the United States amongst metals recycling companies reporting under US GAAP. For these companies it is supplier relationships that comprise the majority of the intangible assets separately identified from goodwill. Although it is not common in Australia for such relationships to be identified and recognised as an intangible asset separate from goodwill, the unique nature of the business means that it is appropriate and not inconsistent with AASB 3 Business Combinations to do so. Intangible assets are amortised over their expected useful lives under AASB 138 Intangible Assets resulting in an annual charge to the consolidated income statement whereas goodwill is tested annually for impairment. A charge to the consolidated income statement only arises where the carrying amount of goodwill exceeds its recoverable amount. As a consequence, adopting this policy will reduce the carrying amount of goodwill that will be subject to annual impairment testing in the future.
The effect of separate recognition of these items as at 1 July 2006 is as follows:

$’000
Increase in other intangible assets	101,385
Increase in tangible assets	10,578
Decrease in goodwill	(85,581)
Increase in deferred tax liabilities	(38,048)
Decrease in foreign currency translation reserve	19
Decrease in retained earnings	11,647

—

The recognition of these intangible assets separately from goodwill results in an additional non-cash charge related to the amortisation of these separately identified intangible assets. The non-cash charge has reduced profit after tax by $7.851m and $7.423m, reduced earnings per share by 6.2 cents and 5.9 cents and reduced diluted earnings per share by 6.2 cents and 5.9 cents for the 6 month period to 31 December 2007 and 31 December 2006, respectively.
5 SA Recycling LLC
On 1 September 2007 Sims Group Limited completed the merger of its Southern Californian Metal Recycling assets with those of Adams Steel LLC. The newly created joint venture company, SA Recycling LLC, will operate within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combine Sims’ deep water facility at the Port of Los Angeles with Adams Steel’s two inland shredding operations and extensive network of inland feeder yards.
In accordance with AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures the SA Recycling LLC is accounted for under the equity method.
The provisional fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

$’000
Receivables	(4,308)
Inventories	(3,942)
Investments accounted for using the equity method	235,945
Property, plant and equipment	(78,930)
Goodwill and intangible assets	(200,465)
Borrowings	48,494
Non-current provisions	3,206

—

Sims Group Limited
Notes to the Financial Statements
31 December 2007
6 Dividends

	Half-year
	2007	2006
	$’000	$’000

Ordinary shares
Dividends provided for or paid during the half-year	75,699	74,783

In addition to the above dividends, since the end of the half-year the directors have recommended the payment of an interim dividend of 55 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% to shareholders. (2006: 60 cents per fully paid ordinary share, franked at 57% based on tax paid at 30%). The aggregate amount of the proposed dividend expected to be paid on 9 April 2008 out of retained profits, but not recognised as a liability at the end of the half-year, is

Payable to Sims Group Limited shareholders	69,589	75,240

Payable to Metal Management Inc (“MMI”) shareholders (subject to the pending merger with MMI on 14 March 2008).	30,324	—

	99,913	75,240

7 Equity securities issued

	Half-year		Half-year
	2007	2006	2007	2006
	Shares	Shares	$’000	$’000
Issues of ordinary shares during the half year

Issued under the dividend reinvestment plan	330,581	742,970	9,908	15,536

Exercise of options issued under the Sims Group Performance Rights Plan	132,250	20,000	—	—
Shares issued under the Long Term Incentive Plan recognised as issued following repayment of associated employee loans.	2,966	113,492	54	1,700

	465,797	876,462	9,962	17,236

Long Term Incentive Plan Shares
The above excludes 188,382 ordinary shares granted to employees under the employee share scheme, which under AIFRS are deemed to be unissued for accounts presentation purposes.

					Number
					recognised as
			Balance at		issued capital	Balance at
			start of the	Issued LTI	during the	end of the
Date granted	Expiry date	Issue price	period	shares	year	period

22 July 2005	22 July 2010	$14.99	59,803	—	—	59,803
28 July 2006	22 July 2011	$18.73	131,545	—	(2,966)	128,579

			191,348	—	(2,966)	188,382

Sims Group Limited
Directors Declaration
In the directors’ opinion:
(a)	The directors declare that the financial statements and notes set out on pages 1 to 10 are in accordance with the Corporations Act 2001, including:
(i)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	give a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.
(b)	there are reasonable grounds to believe that Sims Group Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.
PK Mazoudier
Chairman
JL Sutcliffe
Group Chief Executive
Signed at Sydney, NSW, Australia on 22 February 2008
Additional Information and Where to Find It
     In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating ot the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.

SIMS GROUP

building the world's leading recycling company . . .

Sims Group Limited
ASX Code: SGM

Jeremy Sutcliffe, CEO

Ross Cunningham, CFO

22 February 2008

FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007 22 February 2008 Jeremy Sutcliffe, CEO Ross Cunningham, CFO Sims Group Limited ASX Code: SGM

Disclaimer This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 22 February 2008. The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved. While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation. You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Agenda

1. CEO Overview – Jeremy Sutcliffe

2. Financial Results – Ross Cunningham

3. Markets & Outlook – Jeremy Sutcliffe

4. Questions

3

Agenda CEO Overview - Jeremy Sutcliffe Financial Results - Ross Cunningham Markets & Outlook - Jeremy Sutcliffe Questions

SIMS GROUP

building the world's leading recycling company . . .

CEO Overview

Jeremy Sutcliffe

CEO Overview Jeremy Sutcliffe

Highlights Sales revenue of $2.73 billion up 4.0% on HY07 EBITDA of $211.3 million down 3.6% on HY07 Net profit after tax of $102.2 million down 9.5% on HY07, in line with previous guidance after taking into account the recently-announced change in accounting treatment Earnings per share of 81.1 cents down 10.5% on HY07, again after taking into account the recently-announced change in accounting treatment Interim dividend per share of 55 cents (47% franked) down from 60 cents per share for HY07 Record date for payment of dividend set at 20 March 2008 Metal Management stockholder meeting to approve merger to be held on 14 March 2008, with closing scheduled to be effected by 17 March 2008 Ferrous margins adversely affected by high ocean freight rates, a weak US dollar and continued buy price competition. Non ferrous margins impacted by lower LME terminal prices Sims Recycling Solutions continuing to grow impressively and a strong contribution from ARA, the Company's Australian lead alloying joint venture

Financial Overview HY08 HY07 Change (%) Sales Revenue ($m) 2,727 2,623 4.0 EBITDA ($m) 211.3 219.2 (3.6) EBIT ($m) 172.0 182.9 (6.0) NPAT ($m) 102.2 112.9 (9.5) EPS (cents) 81.1 90.6 (10.5) ROCCE (%) (annualised) (post-amortisation) 19.1 22.3 (14.3) ROE (%) (half year) (post-amortisation) 7.8 9.2 (15.2) Operating Cash Flow (exc. acquisitions) ($m) (16.5) 75.4 (121.8) Capital Expenditure ($m) (54.5) (37.4) 45.7 Net Debt ($m) 449.8 370.8 21.3 Net Debt / (Net Debt + Equity) (%) 25.6 23.3 9.9 Sales Tonnes ('000) (exc. associates) 4,698.7 4,732.7 (0.7) Interim Dividend (47% franked) (cents per share) 55.0 60.0 (8.3)

Sales Revenue by Region

HY 2008
20.1%
29.7%
50.2%

Australia, NZ & Asia
North America
Europe
HY 2007
19.6%
27.9%
52.5%

7

Sales Revenue by Region $m HY08 HY07 Change (%) Australia, NZ & Asia 807.8 733.4 10.1 North America 1,370.1 1,376.2 (0.4) Europe 549.1 513.0 7.0 Total 2,727.0 2,622.6 4.0 North America revenues up 12.6% on HY07 in USD, but flat after translation into AUD Europe revenues also up 15.6% on HY07 in GBP, but only up 7% after translation into AUD

EBIT by Region

HY 2008
16.1%
35.3%
48.6%
Australia, NZ & Asia
North America
Europe

HY 2007
14.4%
40.3%
45.3%

8

EBIT by Region $m HY08 HY07 Change (%) Australia, NZ and Asia 65.2 78.9 (17.4) North America 89.6 87.8 2.1 Europe 29.7 27.9 6.5 Total 184.5 194.6 (5.2) EBIT by region is presented pre-amortisation of other intangibles North America EBIT up 17.0% on HY07 in USD Europe EBIT also up 14.2% on HY07 in GBP

EBIT By Product $m HY08 HY07 Change (%) Ferrous Trading (incl. NFSR) 91.4 114.5 (20.2) Ferrous Brokerage 9.9 9.1 8.5 Non Ferrous Trading 36.9 54.6 (32.4) Non Ferrous Brokerage (incl. stainless) 15.8 3.6 344.8 Manufacturing / JVs / Sims Steel 18.9 13.7 38.0 Recycling Solutions 47.2 26.8 76.3 Corporate Costs (35.7) (27.7) 28.9 Amortisation of Other Intangibles (12.4) (11.7) 6.7 Total 172.0 182.9 (6.0) EBIT by product is presented pre-corporate costs and amortisation of other intangibles Ocean freight rates and buy competition impacted the ferrous result Non ferrous impacted by decline in LME prices Very strong contribution from SRS and ARA joint venture Corporate costs increased due to foreign exchange cost allocations and movements, and additional accounting expenses of the Company's long term incentive plan

EBIT Change by Region

200
150
100
50
$ million
183
-14
+2
+2
-1
172
HY07 EBIT
Australia, NZ & Asia
Europe (incl. UK)
North America
Intangibles
HY08 EBIT

10

EBIT Change by Region Australia, NZ & Asia ($14m) Europe (incl. UK) $2m North America $2m Intangibles ($1m)

EBIT Change by Product

200
150
100
50
$ million
183
-22
-5
+20
+5
-8
-1
172
IH07 EBIT
Ferrous (incl. NSFR)
Non Ferrous
Recycling Solutions
Manuf./JVs/Sims Steel
Corporate Costs
Intangibles
IH08 EBIT

11

EBIT Change by Product Ferrous (incl. NFSR) ($22m) Non Ferrous ($5m) Recycling Solutions $20m Manufacturing/JVs/Sims Steel $5m Group and Regional Corporate Costs ($8m) Intangibles ($1m)

Intake Volumes

HY 2008
4.2%
1.2%
40.8%
30.8%
23.0%

Ferrous Shredded incl. NFSR
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading / Brokerage
Other

HY 2007
4.1%
1.0%
41.8%
28.8%
24.3%

12

Intake Volumes Total Tonnes ('000) HY08 HY07 Change (%) Ferrous Shredded (incl. NFSR) 1,867.3 1,978.8 (5.6) Other Processed Ferrous 1,049.3 1,149.3 (8.7) Ferrous Brokerage 1,410.5 1,359.9 3.7 Non Ferrous Trading / Brokerage 189.9 192.5 (1.4) Other 53.7 48.6 10.5 Total* 4,570.7 4,729.1 (3.3) * Excluding the effect of re-allocating tonnage from Sims' US West business to SA Recycling, the reduction in Intake Volumes from H107 would have been 1%.

Sales Volumes

HY 2008
3.8%
2.5%
42.3%
30.7%
20.7%
Ferrous Shredded incl. NFSR
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading / Brokerage
Other
HY 2007
4.5%
2.0%
46.2%
18.7%
28.6%

13

Sales Volumes Total Tonnes ('000) HY08 HY07 Change (%) Ferrous Shredded incl. NFSR 1,988.3 1,971.5 0.9 Other Processed Ferrous 972.7 1,124.8 (13.5) Ferrous Brokerage 1,444.4 1,338.2 7.9 Non Ferrous Trading / Brokerage 180.0 194.1 (7.3) Other 113.3 104.1 8.8 Total* 4,698.7 4,732.7 (0.7) * Excluding the effect of re-allocating sales tonnages from Sims' US West business to SA Recycling, Sales Volumes would have increased by 0.6% on 1H07.

Sales by Destination

HY 2008
15.2%
14.7%
12.2%
24.4%
2.6%
3.4%
27.5%

HY 2007
18.0%
10.5%
15.2%
17.9%
3.3%
5.2%
29.9%

- EUROPE
- NE ASIA
- CHINA & HK
- SE ASIA & OCEANIA
- MIDDLE EAST
- USA/CANADA
- DOMESTIC SALES*

* Domestic refers to sales in country of sourcing

14

Sales by Destination * Domestic refers to sales in country of sourcing * Ferrous exports increasing, particularly into the Mediterranean and South-East Asia Chinese ferrous imports remain low, but offset by strong demand for non ferrous

Sims Recycling Solutions Continues to grow impressively and contribute strongly to Group revenue and profits SRS EBIT (pre-corporate costs and amortisation of other intangibles) of $47.2 million up significantly by 76.3% on HY07 and by 17.4% on the second half of FY07 SRS HY08 result represented 21.4% of Group EBIT (pre-corporate costs and amortisation of other intangibles) meeting the Company's target of 20% - 25% of Group EBIT for the division Strategy Expansion of e-recycling business to "lifecycle solutions provider" with acquisitions of RecommIT (UK) and Accu-Shred (Canada) in 3Q08 B2B opportunities grow as B2C margins narrow NYC Recycling Contract nearing finalisation Initial investment in Indian e-recycling market in 2Q08

SIMS GROUP

building the world's leading recycling company . . .

Financial Results

Ross Cunningham

Financial Results Ross Cunningham

Group Income Statement $m HY08 HY07 Change Change (%) Sales Revenue 2,727 2,623 104 4.0 EBITDA 211.3 219.2 (7.9) (3.6) EBIT 172.0 182.9 (10.9) (6.0) Net Interest Expense (16.4) (12.7) (3.7) 29.1 Tax Expense (53.3) (57.4) 4.1 (7.1) Net Profit After Tax 102.2 112.9 (10.7) (9.5)

Group Balance Sheet $m HY08 HY07 Change Change (%) Current Assets 863.2 720.5 142.7 19.8 Non-current Assets 1,369.5 1,277.3 92.2 7.2 Total Assets 2,232.7 1,997.8 234.9 11.8 Current Liabilities 341.3 279.1 62.2 22.3 Non-current Borrowings 492.0 400.3 91.7 22.9 Other Non-current Liabilities 92.9 95.2 (2.3) (2.4) Total Liabilities 926.2 774.6 151.6 19.6 Net Assets / Equity 1,306.5 1,223.2 83.3 6.8 Net Debt / (Net Debt +Equity) (%) 25.6 23.3 2.3 9.9

Group Cash Flow $'000 HY08 HY07 Change Change (%) Earnings Before Interest & Tax 172.0 182.9 (10.9) (6.0) Non Cash Items Depreciation & Amortisation 39.3 36.3 3.0 8.3 Provisions (4.3) 2.1 (6.4) (304.8) Net Profit on Disposal of Assets (2.5) (0.5) (2.0) 400.0 Net Business Purchases (29.8) (69.2) 39.4 (56.9) Payments for Property, Plant & Equipment (54.5) (37.4) (17.1) 45.7 Proceeds from Sale of Property, Plant & Equipment 9.8 1.4 8.4 600.0 Net Working Capital Change (138.6) (59.3) (79.3) 133.7 Income Tax Paid (65.9) (73.4) 7.5 (10.2) Net Interest Expense (16.4) (12.7) (3.7) 29.1 Cash Outflows from Operations & Investing Activities (90.9) (29.8) (61.1) 205.0

Australia, NZ & Asia Regional Results HY08 HY07 Change (%) Sales Revenue ($m) 807.8 733.4 10.1 EBITDA ($m) 73.6 85.0 (13.4) EBIT ($m) (post-corporate costs and pre-amortisation) 65.2 78.9 (17.4) Assets ($m) 522.4 433.7 20.5 Employees 1,439 1,204 19.5 Sales Margin (%) 19.2 21.2 (9.4) ROCCE (%) (post-corporate costs and amortisation) 17.2 25.2 (31.7)

North America Regional Results HY08 HY07 Change (%) Sales Revenue ($m) 1370.1 1376.2 (0.4) EBITDA ($m) 98.6 97.2 1.4 EBIT ($m) (post-corporate costs and pre-amortisation) 89.6 87.8 2.1 Assets ($m) 1,121.9 1,046.9 7.2 Employees 1,629 1,322 23.2 Sales margin (%) 17.3 17.3 - ROCCE (%) (post-corporate costs and amortisation) 7.6 7.7 1.3

Europe Regional Results HY08 HY07 Change (%) Sales Revenue ($m) 549.1 513.0 7.0 EBITDA ($m) 39.1 36.1 8.3 EBIT ($m) (post-corporate costs and pre-amortisation) 29.7 27.9 6.5 Assets ($m) 588.3 517.2 13.7 Employees 1,226 972 26.1 Sales margin (%) 28.0 29.0 (3.4) ROCCE (%) (post-corporate costs and amortisation) 7.2 8.6 (16.3)

Metal Management Merger Update Jeremy Sutcliffe

Metal Management Merger Update F-4 Registration Statement cleared by SEC and mailed to Metal Management stockholders, with Metal Management stockholder meeting to be held on 14 March 2008 If merger is approved by Metal Management stockholders, it is expected that the merger will be completed by 17 March 2008 All other conditions to the merger have been satisfied or are procedural in nature and expected to be satisfied to allow for completion as scheduled Integration planning is well underway and both management teams remain confident that US$35 million in synergies remains achievable Metal Management stockholders who become Sims ADS holders in the ordinary course of business will be entitled to participate in the Sims interim dividend to be paid on 9 April 2008

Metal Management Exchange Ratio Update

65
60
55
50
45
40
US$
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Metal Management price
Implied offer value

25

Metal Management Exchange Ratio Update

SIMS GROUP

building the world's leading recycling company . . .

Markets & Outlook

Jeremy Sutcliffe

Markets & Outlook Jeremy Sutcliffe

Ferrous Scrap Prices & Freight

US$/t
500
460
420
380
340
300
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
HMS No. 1 C&F Korea ferrous scrap price

Freight rates (indexed to 100)
200
150
100
50
0
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Bulk to Korea

27

Ferrous Scrap Prices & Freight Unprecedented rise in ferrous price to record highs Subsequent easing of freights from record highs, although likely to be short term in duration Likely iron ore settlement an indicator of robust ferrous raw material demand

Non Ferrous Prices

US$/t
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
LME Aluminium Price

US$/t
8,500
8,000
7,500
7,000
6,500
6,000
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
LME Copper Price

28

Non Ferrous Prices Deterioration in non ferrous prices, particularly in 2Q08 LME Aluminium price hit a low of US$2,375 per tonne on 18 September 2007 from a high of US$2,791 per tonne on 20 July 2007 LME Copper price hit a low of US$6,335 per tonne on 18 December 2007 from a high of US$8,229 per tonne on 3 October 2007 Prices have since rebounded, with Aluminium at US$2,812.50 per tonne and Copper at US$8,101.00 per tonne on 21 February 2007

Exchange Rates

AUD/USD
0.95
0.90
0.85
0.80
0.75
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08

AUD/GBP
0.48
0.46
0.44
0.42
0.40
0.38
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08

29

Exchange Rates During HY08, the average Australian/US exchange rate was 87 cents (compared to 77 cents for the first half in the 2007 financial year) Half on half, currency movements had a negative $13 million EBIT impact on translation of overseas earnings

Outlook The rapid escalation of US dollar C&F ferrous prices began in mid- December 2007. Although, in large part, this occurred too late to positively impact January sales, ferrous margins will expand significantly as 3Q08 progresses. Higher non ferrous prices will also positively impact earnings The outlook for 3Q08 is robust with earnings to exceed those in each of 1Q08 and 2Q08. The full extent of the improvement will not, however, be accurately known until the outcome of our buy price strategies becomes clearer To date, the impact of a slowing US economy has not been felt with demand and prices still strong for ferrous material within the North American market Encouragingly, ferrous export sales are already being made for 4Q08 above US$500 per tonne C&F Asia. This provides further optimism for the Company's overall 2H08 performance which should also benefit from at least three months' contribution from Metal Management

Share Price from July 2007

Price (rebased to Sims Group)
34
32
30
28
26
24
22
20
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Sims Group
S&P/ASX 200
All Ordinaries
S&P/ASX 200 Industrials

31

Share Price from July 2007
     Additional Information and Where to Find It
In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating to the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.

Filed by Sims Group Limited
pursuant to Rule 425 under the Securities Act of 1933
Registration Statement on Form F-4 (SEC File No. 333-147659)
Subject Company: Metal Management, Inc.

22 February 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com
Sims Group Limited ABN 69 114 838 630

Dear Sirs
Amended 2008 Half Year Results Presentation
Attached for release to the market are updated slides 20 to 22 inclusive from the 2008 Half Year Results Presentation lodged with the ASX earlier today. The update relates only to the reported Regional ROCCE. The attached slides present Regional ROCCE on an annualised basis whereas the 2008 Half Year Results Presentation lodged earlier today presented Regional ROCCE on a half year basis.
Yours faithfully,
Frank Moratti
Company Secretary
METAL RECYCLING | MANUFACTURING | ALUMINIUM | ENERGY | INTERNATIONAL | STEEL | PLASTICS | INDUSTRIAL | RECYCLING SOLUTIONS

Australia, NZ & Asia Regional Results

	HY08	HY07	Change (%)
Sales Revenue ($m)	807.8	733.4	10.1
EBITDA ($m)	73.6	85.0	(13.4)
EBIT ($m) (post-corporate costs and pre-amortisation)	65.2	78.9	(17.4)
Assets ($m)	522.4	433.7	20.5
Employees	1,439	1,204	19.5
Sales Margin (%)	19.2	21.2	(9.4)
ROCCE (%) (annualised) (post-corporate costs and amortisation)	34.4	50.4	(31.7)

1

North America Regional Results

	HY08	HY07	Change (%)
Sales Revenue ($m)	1370.1	1376.2	(0.4)
EBITDA ($m)	98.6	97.2	1.4
EBIT ($m) (post-corporate costs and pre-amortisation)	89.6	87.8	2.1
Assets ($m)	1,121.9	1,046.9	7.2
Employees	1,629	1,322	23.2
Sales margin (%)	17.3	17.3	—
ROCCE (%) (annualised) (post-corporate costs and amortisation)	15.2	15.4	1.3

2

Europe Regional Results

	HY08	HY07	Change (%)
Sales Revenue ($m)	549.1	513.0	7.0
EBITDA ($m)	39.1	36.1	8.3
EBIT ($m) (post-corporate costs and pre-amortisation)	29.7	27.9	6.5
Assets ($m)	588.3	517.2	13.7
Employees	1,226	972	26.1
Sales margin (%)	28.0	29.0	(3.4)
ROCCE (%) (annualised) (post-corporate costs and amortisation)	14.4	17.2	(16.3)

3

Questions Additional Information and Where to Find It In connection with the proposed merger between Sims Group Limited and Metal Management, Inc., a registration statement on Form F-4 has been filed by Sims Group with the Securities and Exchange Commission. METAL MANAGEMENT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. A definitive proxy statement/prospectus relating ot the merger was mailed to stockholders of Metal Management on or about February 14, 2008. Investors and stockholders are also able to obtain the documents free of charge at the Securities and Exchange Commission's website, www.sec.gov and at the Sims Group Limited website, www.sims-group.com.